List of NHTC's Subsidiaries


eKaire.com, Inc.

Kaire International Canada Ltd.

Kaire Nutraceuticals Australia Pty. Ltd.

Kaire Nutraceuticals New Zealand Limited

Kaire Trinidad Ltd.

Lexxus International, Inc.

Lexxus International (SW Pacific) Pty. Ltd.

Lexxus International (New Zealand) Limited

Lighthouse Marketing Corporation

Lexxus International Co. Ltd. (Taiwan)

MyLexxus Europe AG

Lexxus International Co. Ltd. (Hong Kong)